Exhibit 99.1

NEWS RELEASE

Fortuna Expands Southern Arc Mineralization with Drill Intercept of 1.7 g/t Au over 29.6 meters and a further 2.0 g/t Au over 20.0 meters from DSDD574 at the Diamba Sud Gold Project, Senegal

Vancouver, December 8, 2025: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) is pleased to report additional exploration drilling results from the Southern Arc deposit at its Diamba Sud Gold Project in Senegal. Diamba Sud is a PEA-stage project with robust economics, highlighted by an estimated after-tax NPV5% of US$563 million and an IRR of 72% at a gold price of US$2,750 per ounce. The project is currently advancing toward a feasibility study and a construction decision targeted for the second quarter of 2026.

Paul Weedon, Senior Vice President of Exploration, commented “Southern Arc continues to deliver strong results with high grade intersections from both infill and extension drilling. Infill highlights include drillhole DSDD555, which returned 6.8 g/t gold over an estimated true width of 35.5 meters.” Mr. Weedon continued, “Importantly, drilling to the southwest of the current optimized pit shell is expanding mineralization, returning broad and consistent gold intervals. This includes drill hole DSDD574, which intersected 1.7 g/t gold over an estimated true width of 29.6 meters, and a further 2.0 g/t over an estimated true width of 20.0 meters.” Mr. Weedon concluded, “These results will feed into an updated resource estimate expected in the first quarter of 2026.”

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves; as such, there is no certainty that the PEA results will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability1

Southern Arc Prospect Drilling Highlights

A further 63 reverse-circulation and diamond drill hole, totalling 9,619 meters, have been completed at Southern Arc (see Figure 1) since the Company´s previous exploration update (refer to Fortuna news release dated May 27, 2025). Drilling is continuing with five drill rigs, with key objectives including:

•	ongoing infill drilling to support increased resource confidence, and
•	continued step-out drilling to the southwest, east, and south, where mineralization remains open

DSDD555:	6.8 g/t Au	over an estimated true width of 35.5 meters from 48.6 meters, including
	24.0 g/t Au	over an estimated true width of 0.8 meters from 65 meters, and
	13.1 g/t Au	over an estimated true width of 0.8 meters from 68.5 meters, and
	18.5 g/t Au	over an estimated true width of 0.8 meters from 74 meters, and
	18.7 g/t Au	over an estimated true width of 5.6 meters from 80 meters

DSDD558:	1.8 g/t Au	over an estimated true width of 12.8 meters from 25 meters
	8.8 g/t Au	over an estimated true width of 14.4 meters from 96 meters, including
	22.1 g/t Au	over an estimated true width of 0.8 meters from 101 meters, and
	18.0 g/t Au	over an estimated true width of 0.8 meters from 103 meters, and
	11.5 g/t Au	over an estimated true width of 0.8 meters from 110 meters

1 Refer to the table in Appendix 2 (page 14) of this release for a summary of the key assumptions, operational parameters and economic results and values from the PEA

DSDD562:	4.5 g/t Au	over an estimated true width of 5.6 meters from 146 meters
	8.0 g/t Au	over an estimated true width of 11.2 meters from 174 meters, including
	46.3 g/t Au	over an estimated true width of 1.6 meters from 183 meters

DSDD563:	5.8 g/t Au	over an estimated true width of 20.8 meters from 50 meters, including
	23.3 g/t Au	over an estimated true width of 1.6 meters from 53 meters, and
	21.8 g/t Au	over an estimated true width of 1.6 meters from 71 meters
	12.2 g/t Au	over an estimated true width of 5.8 meters from 86 meters, including
	14.7 g/t Au	over an estimated true width of 0.8 meters from 87 meters, and
	22.1 g/t Au	over an estimated true width of 2.2 meters from 90 meters
	2.7 g/t Au	over an estimated true width of 6.4 meters from 106 meters
	7.0 g/t Au	over an estimated true width of 4.8 meters from 118 meters, including
	15.3 g/t Au	over an estimated true width of 1.6 meters from 120 meters

DSDD567:	4.6 g/t Au	over an estimated true width of 26.6 meters from 96.8 meters, including
	15.6 g/t Au	over an estimated true width of 0.8 meters from 103 meters, and
	13.6 g/t Au	over an estimated true width of 1.6 meters from 105 meters, and
	18.3 g/t Au	over an estimated true width of 1.6 meters from 114 meters

DSDD574:	1.7 g/t Au	over an estimated true width of 29.6 meters from 93 meters
	2.0 g/t Au	over an estimated true width of 20.0 meters from 135 meters, including
	18.4 g/t Au	over an estimated true width of 0.8 meters from 158 meters

DSDD577:	4.2 g/t Au	over an estimated true width of 21.6 meters from 116.2 meters, including
	30.0 g/t Au	over an estimated true width of 1.6 meters from 125 meters, and
	18.9 g/t Au	over an estimated true width of 1.1 meters from 134.3 meters

DSDD578:	4.9 g/t Au	over an estimated true width of 16.8 meters from 15 meters, including
	29.5 g/t Au	over an estimated true width of 1.6 meters from 15 meters

DSDD584:	5.5 g/t Au	over an estimated true width of 17.0 meters from 32.7 meters, including
	20.3 g/t Au	over an estimated true width of 0.8 meters from 38 meters, and
	14.3 g/t Au	over an estimated true width of 0.8 meters from 50 meters, and
	17.8 g/t Au	over an estimated true width of 0.8 meters from 53 meters
	7.8 g/t Au	over an estimated true width of 1.4 meters from 95.7 meters

DSDD589:	3.5 g/t Au	over an estimated true width of 26.8 meters from 16 meters, including
	15.8 g/t Au	over and estimated true width of 0.8 meters from 34 meters

Mineralization at Southern Arc occurs as variably developed fine stockwork vein arrays to diffuse pyrite-silica flooding, showing strong correlation with several tectonic breccia and carbonate units (see Figures 2 and 3). Alteration commonly includes extensive hematite development, consistent with mineralized systems elsewhere at Diamba Sud.

Overall, the latest drilling reinforces the strong potential for continued resource growth at Diamba Sud. Southern Arc remains open to the south, east, and at depth, with drilling to date testing to only approximately 150 meters below surface.

Figure 1: Location plan showing Diamba Sud drilling and Mineral Resource Deposits

Figure 2: Diamba Sud Gold Project: Southern Arc Prospect, cross section 550NE

Figure 3: Diamba Sud Gold Project: Southern Arc Prospect, cross section 450NE

Refer to Appendix 1 for complete drill hole collars, significant intercepts, and assay results for this drill program.

Quality Assurance & Quality Control (QA - QC)

All drilling data completed by the Company utilized the following procedures and methodologies. All drilling was carried out under the supervision of the Company’s personnel.

All reverse circulation (RC) drilling used a 5.25-inch face sampling pneumatic hammer with samples collected into 60-liter plastic bags. Samples were kept dry by maintaining enough air pressure to exclude groundwater inflow. If water ingress exceeded the air pressure, RC drilling was stopped, and drilling converted to diamond core tails. Once collected, RC samples were riffle split through a three-tier splitter to yield a 12.5 percent representative sample for submission to the analytical laboratory. The residual 87.5 percent samples were stored at the drill site until assay results were received and validated. Coarse reject samples for all mineralized samples corresponding to significant intervals are retained and stored on-site at the Company-controlled core yard.

All diamond drilling (DD) drill holes started with HQ sized diameter, before reducing to NQ diameter diamond drill bits on intersecting fresh rock. The core was logged, marked up for sampling using standard lengths of one meter or to a geological boundary. Samples were then cut into equal halves using a diamond saw. One half of the core was left in the original core box and stored in a secure location at the Company core yard at the project site. The other half was sampled, catalogued, and placed into sealed bags and securely stored at the site until shipment.

All RC and DD samples were transported by Company vehicle or commercial courier to ALS Global’s preparation laboratories in Kedougou, Senegal or Bamako, Mali, with prepared sample pulps then transported via commercial courier to ALS Global’s analytical facility in Ouagadougou, Burkina Faso. Routine gold analysis using a 50-gram charge and fire assay with an atomic absorption finish was completed for all samples. Samples returning assays >10 parts per million Au were reanalyzed using a 50-gram charge and fire assay with a gravimetric finish. Quality control procedures included the systematic insertion of blanks, duplicates and sample standards into the sample stream. In addition, the ALS Global laboratory inserted its own quality control samples.

Qualified Person

Paul Weedon, Senior Vice President, Exploration for Fortuna Mining Corp., is a Qualified Person as defined by National Instrument 43-101 being a member of the Australian Institute of Geoscientists (Membership #6001). Mr. Weedon has reviewed and approved the scientific and technical information contained in this news release. Mr. Weedon has verified the data disclosed, including the sampling, analytical and test data underlying the information or opinions contained herein by reviewing geochemical and geological databases and reviewing diamond drill core. There were no limitations to the verification process.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with three operating mines and a portfolio of exploration projects in Argentina, Côte d’Ivoire, Mexico, and Peru, as well as the Diamba Sud Gold Project in Senegal. Sustainability is at the core of our operations and stakeholder relationships. We produce gold and silver while creating long-term shared value through efficient production, environmental stewardship, and social responsibility. For more information, please visit our website at www.fortunamining.com

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube

Forward looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release may include, without limitation, the projected economics of the Diamba Sud Project, including the net present value of the Diamba Sud Project and the internal rate of return of the Diamba Sud Project; the Company’s expectation that a construction decision will be targeted for the second quarter of 2026; statements regarding continued resource growth at the Diamba Sud Project and the expected timing of an updated resource estimate; the Company’s proposed exploration plans at Diamba Sud statements about the Company’s business strategies, plans and outlook; the Company’s plans for its mines and mineral properties; changes in general economic conditions and financial markets; the impact of inflationary pressures on the Company’s business and operations; the future results of exploration activities; expectations with respect to metal grade estimates and the impact of any variations relative to metals grades experienced; assumed and future metal prices; the merit of the Company’s mines and mineral properties; and the future financial or operating performance of the Company. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “proposed”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated” “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, operational risks associated with mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; risks relating to the Company’s ability to replace its Mineral Reserves; risks related to the conversion of Mineral Resources to Mineral Reserves; risks associated with mineral exploration and project development; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including obtaining or renewing environmental permits and potential liability claims; uncertainty relating to nature and climate conditions; laws and regulations regarding the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements and the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada); risks associated with political instability and changes to the regulations governing the Company’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian, and Israeli – Hamas conflicts, and the impacts they may have on global economic activity; risks relating to the termination of the Company’s mining concessions in certain circumstances; developing and maintaining relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to the Company’s exploration, development and operational activities; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities; property title matters; risks related to the ability to retain or extend title to the Company’s mineral properties; risks relating to the integration of businesses and assets acquired by the Company; impairments; risks associated with climate change legislation; reliance on key personnel; adequacy of insurance coverage; operational safety and security risks; legal proceedings and potential legal proceedings; uncertainties relating to general economic conditions; risks relating to a global pandemic, which could impact the Company’s business, operations, financial condition and share price; competition; fluctuations in metal prices; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and interest rates; tax audits and reassessments; risks related to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by the Company for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form for the fiscal year ended December 31, 2024. Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including, but not limited to, the accuracy of the Company’s current Mineral Resource and Mineral Reserve estimates; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or its production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labor and contractor availability and other operating or technical difficulties); the duration and effect of global and local inflation; the duration and impacts of geo-political uncertainties on the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices, inflation and currency exchange rates; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms; that there will be no significant disruptions affecting the Company's operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events, or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

All reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. All Mineral Reserve and Mineral Resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves. Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.

Appendix 1: Diamba Sud drill program details of the drill holes and assay results for Southern Arc Prospect

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2,3] From (m)	Depth[2] To (m)	Drilled[2] Width (m)	ETW[4] (m)	Au (ppm)	Hole Type[5]	Area
DSDD486	232278	1426476	148	249	150	-50	NSI					DD	Southern Arc
DSDD493	232347	1426501	148	207	150	-50	165.0	174.0	9.0	7.2	2.4	DD	Southern Arc
						including	168.0	169.0	1.0	0.8	13.2	DD	Southern Arc
DSDD494	232532	1426112	142	131	150	-50	38.0	49.0	11.0	8.8	1.4	DD	Southern Arc
DSDD495	232310	1426500	149	186	150	-50	NSI					DD	Southern Arc
DSDD496	232674	1426074	143	176	150	-50	38.3	50.0	11.7	9.4	2.2	DD	Southern Arc
						including	44.0	45.0	1.0	0.8	15.5	DD	Southern Arc
							96.0	102.3	6.3	5.0	2.3	DD	Southern Arc
							107.0	119.5	12.5	10.0	6.8	DD	Southern Arc
						including	115.0	116.0	1.0	0.8	19.2	DD	Southern Arc
						and	117.0	118.0	1.0	0.8	19.8	DD	Southern Arc
							135.0	167.0	32.0	25.6	0.8	DD	Southern Arc
DSDD497	232884	1426027	143	129	150	-50	108.8	121.7	12.9	10.3	3.6	DD	Southern Arc
						including	117.0	118.0	1.0	0.8	17.0	DD	Southern Arc
DSDD498	232714	1426155	145	132	150	-50	84.3	89.7	5.4	4.3	1.9	DD	Southern Arc
DSDD555	232868	1426115	144	120	150	-50	48.6	93.0	44.4	35.5	6.8	DD	Southern Arc
						including	53.2	53.7	0.4	0.4	Core Loss	DD	Southern Arc
						and	65.0	66.0	1.0	0.8	24.0	DD	Southern Arc
						and	67.2	67.8	0.6	0.5	Core Loss	DD	Southern Arc
						and	68.5	69.5	1.0	0.8	13.1	DD	Southern Arc
						and	70.6	71.2	0.6	0.5	Core Loss	DD	Southern Arc
						and	74.0	75.0	1.0	0.8	18.5	DD	Southern Arc
						and	80.0	87.0	7.0	5.6	18.7	DD	Southern Arc
DSDD556	232738	1426053	144	201	150	-50	105.0	134.0	29.0	23.2	1.5	DD	Southern Arc
							138.0	153.0	15.0	12.0	2.8	DD	Southern Arc
DSDD557	232838	1426172	143	165	150	-50	39.0	57.0	18.0	14.4	1.9	DD	Southern Arc
							67.0	73.0	6.0	4.8	1.2	DD	Southern Arc
							104.7	127.0	22.3	17.8	3.8	DD	Southern Arc
						including	108.0	109.0	1.0	0.8	11.8	DD	Southern Arc
						and	114.0	115.0	1.0	0.8	30.4	DD	Southern Arc
							139.0	141.0	2.0	1.6	3.7	DD	Southern Arc
							145.0	161.2	16.2	13.0	3.4	DD	Southern Arc
DSDD558	232809	1426139	144	146	150	-50	25.0	41.0	16.0	12.8	1.8	DD	Southern Arc
							96.0	114.0	18.0	14.4	8.8	DD	Southern Arc

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2,3] From (m)	Depth[2] To (m)	Drilled[2] Width (m)	ETW[4] (m)	Au (ppm)	Hole Type[5]	Area
						including	101.0	102.0	1.0	0.8	22.1	DD	Southern Arc
						and	103.0	106.0	3.0	2.4	18.0	DD	Southern Arc
						and	110.0	111.0	1.0	0.8	11.5	DD	Southern Arc
							118.0	122.0	4.0	3.2	3.0	DD	Southern Arc
DSDD559	232753	1426131	145	99	150	-50	NSI					DD	Southern Arc
DSDD560	232785	1426176	145	170	150	-50	43.0	55.0	12.0	9.6	1.9	DD	Southern Arc
							63.0	70.0	7.0	5.6	2.7	DD	Southern Arc
DSDD561	232770	1425988	142	126	150	-50	59.0	68.0	9.0	7.2	0.7	DD	Southern Arc
							79.0	100.0	21.0	16.8	0.7	DD	Southern Arc
DSDD562	232717	1426094	144	206	150	-50	146.0	153.0	7.0	5.6	4.5	DD	Southern Arc
							174.0	188.0	14.0	11.2	8.0	DD	Southern Arc
						including	183.0	185.0	2.0	1.6	46.3	DD	Southern Arc
DSDD563	232727	1426179	145	135	150	-50	50.0	76.0	26.0	20.8	5.8	DD	Southern Arc
						including	53.0	55.0	2.0	1.6	23.3	DD	Southern Arc
						and	71.0	73.0	2.0	1.6	21.8	DD	Southern Arc
							86.0	93.3	7.3	5.8	12.2	DD	Southern Arc
						including	87.0	88.0	1.0	0.8	14.7	DD	Southern Arc
						and	90.0	92.8	2.8	2.2	22.1	DD	Southern Arc
							106.0	114.0	8.0	6.4	2.7	DD	Southern Arc
							118.0	124.0	6.0	4.8	7.0	DD	Southern Arc
						including	120.0	122.0	2.0	1.6	15.3	DD	Southern Arc
DSDD564	232774	1426198	145	200	150	-50	12.0	21.0	9.0	7.2	1.2	DD	Southern Arc
						including	15.0	16.0	1.0	0.8	Core Loss	DD	Southern Arc
							30.0	38.3	8.3	6.6	2.9	DD	Southern Arc
						including	37.5	38.3	0.8	0.6	11.7	DD	Southern Arc
							80.0	93.0	13.0	10.4	1.0	DD	Southern Arc
							160.0	163.0	3.0	2.4	3.0	DD	Southern Arc
DSDD565	232761	1426008	142	147	150	-50	70.0	79.0	9.0	7.2	0.7	DD	Southern Arc
							86.0	106.0	20.0	16.0	1.5	DD	Southern Arc
							121.0	123.0	2.0	1.6	2.6	DD	Southern Arc
DSDD566	232780	1426157	145	149	150	-50	5.0	11.0	6.0	4.8	1.4	DD	Southern Arc
							36.0	42.0	6.0	4.8	1.6	DD	Southern Arc
							46.0	56.0	10.0	8.0	2.5	DD	Southern Arc
							121.7	134.0	12.3	9.8	2.0	DD	Southern Arc
						including	131.0	132.0	1.0	0.8	14.3	DD	Southern Arc
DSDD567	232789	1426137	145	146	150	-50	1.3	8.0	6.7	5.4	1.1	DD	Southern Arc
							16.0	24.0	8.0	6.4	1.2	DD	Southern Arc
							34.0	45.0	11.0	8.8	1.6	DD	Southern Arc

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2,3] From (m)	Depth[2] To (m)	Drilled[2] Width (m)	ETW[4] (m)	Au (ppm)	Hole Type[5]	Area
							96.8	130.0	33.2	26.6	4.6	DD	Southern Arc
						including	103.0	104.0	1.0	0.8	15.6	DD	Southern Arc
						and	105.0	107.0	2.0	1.6	13.6	DD	Southern Arc
						and	114.0	116.0	2.0	1.6	18.3	DD	Southern Arc
DSDD568	232685	1426046	143	171	150	-50	80.3	89.5	9.2	7.4	1.0	DD	Southern Arc
							111.0	117.0	6.0	4.8	1.8	DD	Southern Arc
							123.0	128.0	5.0	4.0	4.0	DD	Southern Arc
							144.0	158.0	14.0	11.2	0.9	DD	Southern Arc
DSDD569	232759	1426223	145	183	150	-50	51.0	58.0	7.0	5.6	1.2	DD	Southern Arc
DSDD570	232600	1426187	145	231	150	-50	174.0	191.0	17.0	13.6	0.9	DD	Southern Arc
							198.0	209.0	11.0	8.8	3.6	DD	Southern Arc
						including	206.0	208.0	2.0	1.6	14.9	DD	Southern Arc
							214.0	217.0	3.0	2.4	1.8	DD	Southern Arc
DSDD571	232740	1426245	145	182	150	-50	172.8	178.0	5.2	4.2	1.9	DD	Southern Arc
DSDD572	232670	1426088	144	201	150	-50	56.0	65.0	9.0	7.2	1.8	DD	Southern Arc
							118.0	124.0	6.0	4.8	0.9	DD	Southern Arc
							180.0	190.0	10.0	8.0	0.5	DD	Southern Arc
DSDD573	232812	1426161	144	185	150	-50	27.0	40.0	13.0	10.4	3.0	DD	Southern Arc
							49.0	53.0	4.0	3.2	2.8	DD	Southern Arc
							57.0	82.0	25.0	20.0	3.2	DD	Southern Arc
						Including	60.0	61.0	1.0	0.8	13.4	DD	Southern Arc
							158.0	161.0	3.0	2.4	1.9	DD	Southern Arc
DSDD574	232702	1426060	143	183	150	-50	93.0	130.0	37.0	29.6	1.7	DD	Southern Arc
							135.0	160.0	25.0	20.0	2.0	DD	Southern Arc
						Including	158.0	159.0	1.0	0.8	18.4	DD	Southern Arc
DSDD575	232319	1426368	147	129	150	-50	NSI					DD	Southern Arc
DSDD576	232908	1426032	143	95	150	-50	NSI					DD	Southern Arc
DSDD577	232317	1426415	148	222	150	-50	77.0	82.0	5.0	4.0	1.0	DD	Southern Arc
							116.2	143.2	27.0	21.6	4.2	DD	Southern Arc
						Including	125.0	127.0	2.0	1.6	30.0	DD	Southern Arc
						And	134.3	135.7	1.3	1.1	18.9	DD	Southern Arc
							147.2	154.2	7.0	5.6	1.1	DD	Southern Arc
DSDD578	232358	1426340	146	101.3	150	-50	0.0	9.0	9.0	7.2	1.1	DD	Southern Arc
							3.0	4.0	1.0	0.8	Core Loss	DD	Southern Arc
							15.0	36.0	21.0	16.8	4.9	DD	Southern Arc
						Including	15.0	17.0	2.0	1.6	29.5	DD	Southern Arc
							49.0	53.0	4.0	3.2	1.6	DD	Southern Arc
DSDD579	232706	1426011	142	141	150	-50	57.0	66.0	9.0	7.2	1.5	DD	Southern Arc

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2,3] From (m)	Depth[2] To (m)	Drilled[2] Width (m)	ETW[4] (m)	Au (ppm)	Hole Type[5]	Area
							99.0	100.0	1.0	0.8	16.3	DD	Southern Arc
DSDD580	232899	1426068	143	92	150	-50	22.8	27.2	4.5	3.6	2.1	DD	Southern Arc
							61.0	70.0	9.0	7.2	5.0	DD	Southern Arc
						Including	65.0	66.0	1.0	0.8	20.2	DD	Southern Arc
DSDD581	232738	1426016	142	143	150	-50	72.0	87.0	15.0	12.0	1.6	DD	Southern Arc
							93.0	101.0	8.0	6.4	2.8	DD	Southern Arc
							118.2	131.1	12.9	10.3	1.7	DD	Southern Arc
DSDD582	232393	1426371	147	98	150	-50	1.0	11.6	10.6	8.5	0.9	DD	Southern Arc
							2.0	3.0	1.0	0.8	Core Loss	DD	Southern Arc
							25.0	31.2	6.2	5.0	0.8	DD	Southern Arc
DSDD583	232909	1426094	143	98	150	-50	3.0	9.0	6.0	4.8	1.1	DD	Southern Arc
							14.0	33.0	19.0	15.2	1.3	DD	Southern Arc
							52.0	58.0	6.0	4.8	2.5	DD	Southern Arc
							64.0	73.0	9.0	7.2	3.0	DD	Southern Arc
DSDD584	232347	1426395	147	192	150	-50	32.7	54.0	21.3	17.0	5.5	DD	Southern Arc
						Including	38.0	39.0	1.0	0.8	20.3	DD	Southern Arc
						And	50.0	51.0	1.0	0.8	14.3	DD	Southern Arc
						And	53.0	54.0	1.0	0.8	17.8	DD	Southern Arc
							95.7	97.5	1.8	1.4	7.8	DD	Southern Arc
						Including	96.5	97.5	1.0	0.8	10.6	DD	Southern Arc
DSDD585	232419	1426371	147	80	150	-50	48.8	50.8	2.0	1.6	3.1	DD	Southern Arc
DSDD586	232533	1426235	145	200	150	-50	NSI					DD	Southern Arc
DSDD587	232693	1426288	146	187	150	-50	NSI					DD	Southern Arc
DSDD588	232951	1426129	143	104	150	-50	NSI					DD	Southern Arc
DSDD589	232926	1426064	143	80	150	-50	5.0	8.0	3.0	2.4	2.7	DD	Southern Arc
							16.0	49.5	33.5	26.8	3.5	DD	Southern Arc
						Including	34.0	35.0	1.0	0.8	15.8	DD	Southern Arc
DSDD590	232575	1426215	145	243	150	-50	177.0	198.0	21.0	16.8	0.6	DD	Southern Arc
							203.0	210.0	7.0	5.6	1.6	DD	Southern Arc
							214.2	237.0	22.8	18.2	1.4	DD	Southern Arc

DSDD591	232934	1426163	143	140	150	-50	NSI					DD	Southern Arc
DSDD592	232943	1426082	143	80	150	-50	9	15	6	4.8	1.9	DD	Southern Arc
							22	30.4	8.4	6.7	1.7	DD	Southern Arc
							49.2	56.1	6.9	5.6	1.2	DD	Southern Arc
DSDD593	232486	1426282	146	222	150	-50	NSI					DD	Southern Arc
DSDD594	232561	1426182	144	155	150	-50	NSI					DD	Southern Arc
DSDD595	232922	1426011	143	92	150	-50	NSI					DD	Southern Arc

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2,3] From (m)	Depth[2] To (m)	Drilled[2] Width (m)	ETW[4] (m)	Au (ppm)	Hole Type[5]	Area
DSDD596	232976	1426087	143	80	150	-50	NSI					DD	Southern Arc
DSDD597	232648	1426163	145	249	150	-50	148	153	5	4.0	2.1	DD	Southern Arc
DSDD598	232936	1426045	143	98	150	-50	NSI					DD	Southern Arc
DSDD599	232957	1426058	143	81	150	-50	NSI					DD	Southern Arc
DSDD600	232741	1426188	145	145	150	-50	49	53.6	4.7	3.7	2.8	DD	Southern Arc
							128.15	130.6	2.5	2.0	9.2	DD	Southern Arc
						including	129.3	130.6	1.4	1.1	16.0	DD	Southern Arc
DSR1002	232291	1426455	148	204	150	-50	157	158	1	0.8	8.1	RC	Southern Arc
							184	198	14	11.2	1.4	RC	Southern Arc
DSR1003	232618	1426171	145	162	150	-50	NSI					RC	Southern Arc
DSR1004	232587	1426169	145	162	150	-50	129	133	4	3.2	3.5	RC	Southern Arc
						including	129	130	1	0.8	11.3	RC	Southern Arc
							149	155	6	4.8	1.3	RC	Southern Arc
DSR1005	232704	1426216	146	168	150	-50	80	86	6	4.8	3.8	RC	Southern Arc
						including	84	85	1	0.8	14.6	RC	Southern Arc
DSR1006	232777	1426087	144	144	150	-50	NSI					RC	Southern Arc
DSR1007	232616	1426126	144	160	150	-50	NSI					RC	Southern Arc
DSR1008	232740	1426153	145	132	150	-50	NSI					RC	Southern Arc
DSR1009	232825	1426115	144	144	150	-50	103	106	3	2.4	2.9	RC	Southern Arc
DSR1010	232419	1426343	147	120	150	-50	NSI					RC	Southern Arc
DSR1011	232726	1426247	145	120	150	-50	NSI					RC	Southern Arc

Notes:

1. EOH: End of hole

2. Depths and widths reported to nearest significant decimal place

3. NSI: No significant intercepts

4. ETW: Estimated true width

5. RC: reverse circulation drilling | DD: diamond drilling tail | RCD: reverse circulation drilling with diamond tail

Appendix 2 - PEA Key Highlights

Metrics	Units	Results
Gold price	$/oz	2,750
Life of mine	years	8.1
Processing Duration	years	7.9
Total mineralized material mined[1]	kt	17.8
Contained gold in mineralized material mined[1]	koz	932
Strip ratio	Waste: mineralized material	5.5:1
Throughput initial 3 years (primarily oxide)	Mtpa	2.5
Throughput after 3 years (primarily fresh)	Mtpa	2.0
LOM grade	g/t	1.63
Recoveries	%	90
Gold production
Total Production over LOM	koz	840
Average annual production over LOM	koz	106
Average annual production over first 3 years	koz	146
Per unit costs LOM
Mining	$/t, mined	4.82
Processing	$/t, processed	13.9
G&A	$/t, processed	6.7
Cash costs[1]
Average operating cash costs[2]over LOM	$/oz	1,081
Average operating cash costs[2] over first 3 years	$/oz	759
AISC[1]
Average AISC[2]over LOM	$/oz	1,238
Average AISC[2] over first 3 years	$/oz	904
Capital costs
Initial capital expenditure	$ M	283
Sustaining capital expenditure + Infrastructure (includes closure costs)	$ M	48
Returns
NPV5%, pre-tax (100% Project basis)	$M	772
Pre-tax IRR	%	86
NPV5%, after-tax (100% Project basis)	$M	563
After-tax IRR	%	72
After Tax Payback Period	years	0.8
Annual EBITDA [2]
Average EBITDA[2] over LOM	$ M	167
Average EBITDA[2] over first 3 years	$ M	277

Notes:

1.	The pit optimization shells used for the mine plan were generated using a gold price of $2,300 per ounce.
2.	This is a non-IFRS financial measure. The definition and purpose of this non-IFRS financial measure is included in the Company’s management’s discussion and analysis for the three and nine months ended September 30, 2025, under the heading “Non-IFRS Measures”. Non-IFRS financial measures have no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers.
3.	Average operating cash costs and average AISC represent costs for projected production for the LOM at the time of gold sales.
4.	The PEA is presented on a 100 percent project basis. However, upon the granting of the exploitation permit, the Senegalese Government is entitled to a 10 percent free-carried interest in Boya , with the right for the State to acquire an additional contributory interest of up to 25 percent.
5.	The economic analysis was carried out using a discounted cash flow approach on a pre-tax and after-tax basis, based on the gold price of $2,750/oz.
6.	The IRR on total investment that is presented in the economic analysis was calculated assuming a 100% ownership in Diamba Sud.
7.	The NPV was calculated from the after-tax cash flow generated by the Project, based on a discounted rate of 5% and an effective date of October 10, 2025.
8.	The PEA assumes that the percentage of certain royalties and taxes payable to the State, the percentage of the investment tax credit available to the company and the percentage payable to the social development fund will be in accordance with the provisions of the Mining Convention between Boya S.A. and the State of Senegal dated April 8, 2015. It should be noted, however, that the State retains the sovereign prerogative to review or revisit certain fiscal terms during the exploitation permit approval process, and as such, the current framework may be subject to amendment.
9.	The PEA is preliminary in nature, and it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and, as such, there is no certainty that the PEA results will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
10.	Further information regarding the PEA, including details on key assumptions, parameters, opportunities, risks and other factors are contained in the Technical Report prepared for the Company entitled “Diamba Sud Gold Project, Kedougou Region, Senegal” with an effective date of October 15, 2025, which has been filed on SEDAR+ and on EDGAR under the Company’s profile.